UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
MGM MIRAGE
(Name of Subject Company (Issuer))
MGM MIRAGE
(Names of Persons Filing Statement)
Common Stock, par value $.01 per share
(Title of Class of Securities)
352953101
(CUSIP Number of Class of Securities)
Copies to:
Gary N. Jacobs, Esq.
Executive Vice President and General Counsel
MGM MIRAGE
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109
(702) 693-7120
and

Janet S. McCloud, Esq. Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP 10250 Constellation Blvd., 19th Floor Los Angeles, California 90067 (310) 553-3000	Jonathan K. Layne, Esq. Gibson, Dunn & Crutcher LLP 2029 Century Park East, Suite 4000 Los Angeles, California 90067 (310) 552-8500
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 4. The Solicitation or Recommendation.
Item 5. Persons/Assets Retained, Employed, Compensated or Used.
SIGNATURE

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by MGM MIRAGE, a Delaware Corporation (“MGM MIRAGE”), with the Securities and Exchange Commission (the “SEC”) on December 15, 2006, relating to the tender offer by Tracinda Corporation, a Nevada corporation (“Tracinda”), as disclosed in a Tender Offer Statement on Schedule TO filed with the SEC by Tracinda on December 4, 2006, to purchase up to 15 million shares of MGM MIRAGE’s common stock, par value $.01 per share, at a purchase price of $55.00 per share, in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated December 4, 2006 and the related Letter of Transmittal.
Item 4. The Solicitation or Recommendation.
     The second paragraph under the caption “Background of the Offer” is hereby amended and restated as follows:
     On December 5, 2006, the Board met to discuss the Offer and the Corporation’s response. The Board considered that: Tracinda is the majority stockholder of the Corporation; the Chief Executive Officer, President and sole stockholder of Tracinda, Kirk Kerkorian, is a director of the Corporation; and other directors are either officers of the Corporation or executives of Tracinda. Because such relationships could present actual or apparent conflicts of interest in the context of the Offer, the Board determined to form the Special Committee to evaluate the Offer, express a position regarding the Offer and file this Schedule on behalf of the Corporation. (For a more detailed discussion of the relationships between various directors of the Corporation and Tracinda or Mr. Kerkorian, see Item 3, above.)
     The following sentence is hereby added after the last sentence of the paragraph entitled “Market Trends,” under the caption “Reasons for the Special Committee’s Position.”
     The closing price for the Common Stock on December 28, 2006 was $57.40, which is 4.4% above the Offer Price.
     The first sentence of the last paragraph under the caption “Reasons for the Special Committee’s Position” is hereby amended and restated as follows:
     The description above, while not exhaustive, summarizes the material factors considered by the Special Committee.
Item 5. Persons/Assets Retained, Employed, Compensated or Used.
The information under Item 5 is hereby amended and restated as follows:
     Under the terms of an engagement letter with Morgan Stanley, dated December 13, 2006, the Special Committee agreed to have the Corporation pay Morgan Stanley a standard and customary fee, which was payable upon execution of such engagement letter, and to reimburse Morgan Stanley for its expenses incurred in performing its services. The Special Committee also agreed to have the Corporation indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or

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any of its affiliates from and against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to, arising out of or in connection with the engagement.
     Except as described above, neither the Corporation nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to stockholders of the Corporation with respect to the Offer.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MGM MIRAGE
Dated: December 29, 2006	By:
		Name:	Alexis Herman
		Title:	Chairperson of the Special Committee of the Board of Directors of MGM MIRAGE

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